Item 77. C) Matters submitted to a vote of security holders

Shareholder Meeting

On June 24, 2010, the Fund held its Annual Meeting of Shareholders for the purpose of voting on a proposal to elect one director of the Fund. The results of the proposal are as follows:

Proposal 1: to Elect one (1) Class II Director of the Fund:

Thomas W. Hunersen

For 81.19%

Withheld 7.32%